

STATEMENT OF FINANCIAL CONDITION

Jane Street Options, LLC
December 31, 2024
With Report of Independent Registered Public Accounting Firm

Jane Street Options, LLC

Statement of Financial Condition

December 31, 2024

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Report of Independent Registered Public Accounting Firm

To the Member and Subsidiary Operating Committee of Jane Street Options, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jane Street Options, LLC (the "Company") as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2024.
February 27, 2025

Jane Street Options, LLC

Statement of Financial Condition

December 31, 2024

(in thousands)

Assets

Cash	$	71
Securities and other financial instruments owned, at fair value		11,547,254
Due from broker		4,872,762
Other assets		9,534
Total assets	$	16,429,621

Liabilities and member's equity

Securities and other financial instruments sold, not yet purchased, at fair value	$	11,359,007
Due to Parent		1,463,352
Due to Jane Street Group, LLC		462,076
Due to affiliates		8,805
Accrued expenses and other liabilities		54,071
Total liabilities		13,347,311
Member's equity		3,082,310
Total liabilities and member's equity	$	16,429,621

See accompanying notes.

Jane Street Options, LLC

Notes to Statement of Financial Condition

December 31, 2024

1. Nature of Operations

Jane Street Options, LLC (the "Company"), a Delaware limited liability company, is registered as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a wholly owned subsidiary of JSOH, LLC (the "Parent"). The Parent is a wholly-owned subsidiary of the ultimate parent Jane Street Group, LLC (the "Ultimate Parent"). The Company is a member of various exchanges and became a member of the Financial Industry Regulatory Authority, Inc ("FINRA") in July 2024. CBOE Exchange, Inc. serves as its Designated Examining Authority. The Company trades for its own account and is a market-maker on certain exchanges.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which primarily involves executing principal transactions (see Note 1). The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and determine how to allocate resources. Additionally, the CODM uses member's equity, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or withdraw capital. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the Company's information as a whole. The measure of segment assets is equal to the total assets shown on the Statement of Financial Condition. The accounting policies used to measure the profit and loss of the segment are the same as those described here within the summary of significant accounting policies.

Use of Estimates

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

Jane Street Options, LLC

Notes to Statement of Financial Condition

December 31, 2024

Cash

Cash includes amounts maintained in bank accounts. The Company at times may maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Securities and Other Financial Instruments Owned and Securities and Other Financial Instruments Sold, Not Yet Purchased, at Fair Value

Equity securities traded on a national securities exchange, or over the counter ("OTC"), are generally valued at the last reported sales price for the identical instrument at the date of valuation. In certain cases, where the Company believes the last reported sales price is not the best indication of fair value, the Company adjusts its estimate of fair value to an alternate source.

Options are either valued at the mid of the bid and ask prices published by exchanges, or using a third-party pricing source at the date of valuation.

Futures contracts traded on a national securities exchange are included in Due to or from broker and are generally valued at the last reported sales price at the date of valuation.

During 2024, the Company elected to change its accounting policy to present options positions net in the Statement of Financial Condition. This presentation is in accordance with Accounting Standards Codification ("ASC") 210 *Balance Sheet ("ASC 210")*, and ASC 815, *Derivatives and Hedging* ("ASC 815"), which states that payables and receivables associated with a specific counterparty can be offset against derivative fair values under a master netting arrangement when a legally enforceable right of offset exists. Offsetting these amounts is at the election of the company when the criteria are met. During 2024, the Company elected to net the assets and liabilities of options held with the same counterparty that meet the offsetting criteria. This change in presentation had no impact on the Company's equity. The Company believes net presentation is preferable as it more accurately represents the balance sheet exposure associated with these financial instruments.

All other securities included in Securities and other financial instruments owned, at fair value and Securities and other financial instruments sold, not yet purchased, at fair value are net by CUSIP, by each clearing broker.

In carrying out its valuation responsibilities, the Company has considered the availability and quality of external market information to provide justification and rationale for its fair value estimates.

Jane Street Options, LLC

Notes to Statement of Financial Condition

December 31, 2024

Revenue Recognition

The Company records transactions and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Interest income and interest expense are recorded on an accrual basis. Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying financial statement for U.S. federal, state, or city income taxes.

Tax laws are complex, and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity.

Accounting Pronouncements

In March 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-01, *Leases—Common Control Arrangements (Topic 842)*. This ASU provides updated guidance for accounting for common control leases and leasehold improvements, and is effective for periods beginning after December 15, 2023. The Company evaluated the effect of this pronouncement on its financial statement and determined that there is no impact.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280)*. This ASU expands the disclosures for reportable segments, requiring public business entities to disclose significant expenses for reportable segments. Public business entities with a single reportable segment are required to provide the new disclosures and all segment disclosures required under ASC 280. This pronouncement is effective for periods beginning after December 15, 2023. The Company's expanded disclosures related to its single reportable segment included within Note 2 did not have a material impact on its financial statement.

In March 2024, the FASB issued ASU 2024-01, *Compensation—Stock Compensation (Topic 718)*. This ASU provides clarification and illustrative examples on how an entity determines whether a profits interest or similar award should be accounted for as a share-based payment arrangement. This

pronouncement is effective for periods beginning after December 15, 2024. The Company is evaluating the effect of this pronouncement on its financial statement.

3. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not any specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level in that hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

> Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

> Level 3: Includes significant unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the company's own data.

The Company continually refines its process for estimating and measuring the fair value of securities and other financial instruments in order to achieve the most accurate estimate of fair value. Refinements are focused on enhancing the use of observable market information.

Notes to Statement of Financial Condition

December 31, 2024

The following tables set forth the Company's securities and other financial instruments by level within the fair value hierarchy as of December 31, 2024:

	Fair Value Hierarchy		
(in thousands)	Level 1	Level 2	Total
Securities and other financial instruments owned:			
Equities	$ 11,547,136	$ 89	$ 11,547,225
Options	57,601,137	4,563,952	62,165,089
Counterparty netting in levels	(47,675,993)	(4,563,924)	(52,239,917)
Cross level counterparty netting	—	—	(9,925,143)
Total Securities and other financial instruments owned	$ 21,472,280	$ 117	$ 11,547,254
Securities and other financial instruments sold, not yet purchased:			
Equities	$ 8,966,487	$ 1,895	$ 8,968,382
Options	47,675,993	16,879,692	64,555,685
Counterparty netting in levels	(47,675,993)	(4,563,924)	(52,239,917)
Cross level counterparty netting	—	—	(9,925,143)
Total Securities and other financial instruments sold, not yet purchased	$ 8,966,487	$ 12,317,663	$ 11,359,007
Derivative liabilities[1]:			
Futures contracts	$ 1,402	$ —	$ 1,402
Total derivative liabilities	$ 1,402	$ —	$ 1,402

[1]See Note 4.

As of December 31, 2024, there were no securities or other financial instruments classified as Level 3.

4. Derivative Financial Instruments

The Company's activities may include the purchase and sale of options and futures. These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These financial instruments are used for trading purposes and for managing risks associated with the portfolio of securities.

All derivative positions are reported in the accompanying Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may also create credit risk, as well as legal, operational, reputational, and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The Company may purchase and sell options on national exchanges. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying financial instruments may be imperfect and the market for any particular option may be illiquid at a particular time.

The seller ("writer") of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument above the exercise price of the option. The writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

The writer of a put option which is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlying financial instrument below the exercise price of the option. The writer of an uncovered put option assumes the risk of a decline in the market price of the underlying financial instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset in whole or in part by any gain on the underlying financial instrument.

Additionally, the Company trades futures contracts. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be marked to market daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

The following table presents the fair value and outstanding notional value of derivative financial instruments, which are included in Due from broker (see Note 5), Securities and other financial instruments owned, at fair value and Securities and other financial instruments sold, not yet purchased, at fair value:

(in thousands)	Derivative Fair Value		Notional Value	
Derivative Category[1]	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Indices	$ 35,535,332	$ 25,379,120	$ 525,151,966	$ 526,767,392
Equities	26,629,806	39,136,293	381,449,500	366,233,493
Commodities	—	41,710	—	281,737
Gross amount of recognized assets/liabilities	62,165,138	64,557,123	$ 906,601,466	$ 893,282,622
Gross amount offset[2]	(62,165,060)	(62,165,060)		
Net amount of recognized assets/liabilities	$ 78	$ 2,392,063		

[1]Includes options, futures contracts, and rights and warrants.

[2]Derivative assets and liabilities are presented net by symbol by each clearing broker. Options are presented net by clearing broker where the legal right of offset exists.

Jane Street Options, LLC

Notes to Statement of Financial Condition

December 31, 2024

The gross amounts of assets and liabilities subject to netting and the gross amounts offset in the Statement of Financial Condition, as required by ASC 210 are as follows:

(in thousands)	Assets	Liabilities
Securities and other financial instruments owned, at fair value / Securities and other financial instruments sold, not yet purchased, at fair value:		
Options		
Indices	$35,535,332	$25,377,718
Equities	26,629,757	39,136,257
Commodities	—	41,710
Gross amount of recognized assets/liabilities	62,165,089	64,555,685
Gross amount offset	(62,165,060)	(62,165,060)
Net amount of recognized assets/liabilities	$ 29	$ 2,390,625
Due from broker[1]:		
Indices	$ —	$ 1,402
Gross amounts of recognized assets/liabilities	—	1,402
Counterparty netting	(1,402)	(1,402)
Other non-derivatives and cash collateral	4,874,164	—
Total Due from broker	$ 4,872,762	$ —

[1]See Note 5.

5. Due from broker and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions are provided by a single broker. The amounts presented in Due from broker are composed of amounts owed to or from the broker.

Amounts owed to and from the broker include cash, net amounts payable and receivable for securities transactions that have not yet settled, unrealized appreciation or depreciation from certain derivative financial instruments, and foreign currency translation. Amounts owed to and from the broker have been offset where the right of offset exists.

Substantially all securities held at the broker serve as collateral for the amounts due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, securities and other financial instruments owned and securities and other financial instruments sold, not yet purchased, are generally subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market and other risks in excess of that presented in the Statement of Financial Condition (see Note 4).

6. Intercompany and Related Party Transactions

Expense Allocation and Other Payments

The Ultimate Parent pays for and allocates payroll and certain operating expenses on behalf of the Company. The amount reflected as Due to Jane Street Group, LLC includes the unpaid portion of these expenses.

Additionally, certain affiliates may pay for various operating expenses on behalf of the Company, and the Company may pay for various expenses on behalf of certain affiliates. The amounts reflected as Due to affiliates include the unpaid portion of these expenses.

Trading Activity

The Company is charged commissions by an affiliate for that affiliate's role as executing broker. Additionally, this affiliate may make an incentive payment to the Company for acting as counterparty to such trades. The amount reflected as Due to affiliates includes any unsettled amounts related to this activity.

Additionally, the Company is charged by an affiliate for the affiliate's role in the execution of certain transactions. The amount reflected as Due to affiliates includes any unsettled amounts related to this activity.

In addition to the foregoing, the Company may execute intercompany securities transactions with affiliates, at fair value. The Company may also trade on behalf of affiliates, or affiliates may trade on behalf of the Company, both in the capacity of agent.

Other

Upon direction from its Operating Committee, units of the Ultimate Parent are issued to certain members, including those that provide services to the Company. These units are a means of distributing the residual profit and loss of the Ultimate Parent. All of these units are issued at the Ultimate Parent level. The Ultimate Parent has made a policy election to account for equity units and IP units awarded to certain members who provide services to the Company as distributions from equity.

A Revolving Note and Cash Subordination Agreement (the "Revolving Note") between the Parent and the Company defines specific terms and conditions under which the Parent may lend the Company sums of money on a revolving basis. The aggregate principal amount outstanding at any one time shall not exceed $6,500 million. The Revolving Note matures on December 31, 2027, and carries interest at a commercial rate to be determined by the Parent on the first day of each calendar month in which an advance is made. As of December 31, 2024, the outstanding balance on the Revolving Note is $1,463 million and this amount is included within Due to Parent.

7. Regulatory Requirements

The Company is a market-maker operating under the exemptive provisions of SEC Rule 15c3-1(b)(1), which exempts it from the net capital rule. The Company's equity withdrawals are subject to certain provisions of FINRA and other regulatory bodies.

8. Other Risks Related to Trading Activities

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market-maker. A market-maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk at a time of large, volatile moves may be greater than that suggested by the positions in the Company's financial statement.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally the value of these instruments will change inversely with changes in interest rates. As interest rates rise, the fair value of these instruments tends to decrease. Conversely, as interest rates fall, the fair value of these instruments tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform payment obligations. The Company is subject to credit risk to the extent a counterparty is unable to fulfill contractual obligations.

Notes to Statement of Financial Condition

December 31, 2024

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a short squeeze can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings from securities brokers and dealers are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage, which may include margin borrowing or derivative instruments, can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and the issuers of securities are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities, or a particular currency, security, is difficult to predict. In addition, there is unpredictability as to changes in general economic conditions, which may affect the profitability of the Company's strategy.

The Company trades exchange traded products ("ETPs"). ETPs may have underlying investment strategy risks similar to investing in commodities, bonds, real estate, international markets, currencies or cryptocurrencies, emerging growth companies, or specific sectors.

The Company may effect transactions in the OTC or interdealer markets. The participants in such markets are typically not subject to the same stringent level of credit evaluation as are members of exchange based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. It is the Company's policy to review, as necessary, the credit standing of counterparties. However, the ability of the Company to transact business with any one, or a number of, counterparties may increase the potential for losses by the Company.

9. Subsequent Events

During 2025, the Revolving Note decreased to an outstanding balance of $1,319 million.

The Company has evaluated all events through the date this financial statement was issued and determined no additional events or transactions required recognition or disclosure.